UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 12, 2022

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of
Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the news release which appear immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

12 July 2022
News Release
Ad hoc announcement pursuant to article 53 of the SIX Exchange Regulation Listing Rules
Changes to the UBS Group Executive Board

Naureen Hassan to succeed Tom Naratil as President UBS Americas; Iqbal Khan to become President Global Wealth Management

Zurich/Basel, 12 July 2022 – Following a successful 39-year career at UBS (and its predecessor firm PaineWebber), Tom Naratil has decided to step down from his current roles as Co-President Global Wealth Management and President UBS Americas effective 3 October 2022. Tom has served as a member of the UBS Group Executive Board for the past 11 years after holding various roles across divisions, functions, and regions. He was named Group Chief Financial Officer in 2011 and became Group Chief Operating Officer in 2014. In 2016, Tom took on the leadership of the firm’s Americas wealth management business and was named President UBS Americas. In 2018, Tom was named Co-President Global Wealth Management (GWM) and, together with Co-President GWM Iqbal Khan, strengthened the wealth management franchise. Under Tom’s leadership, GWM’s profit before tax (PBT) in the Americas region more than doubled to USD 2 billion. Over the next few months, Tom will ensure a smooth transition of both his roles.

Naureen Hassan will join UBS from the Federal Reserve Bank of New York (FRBNY) and will succeed Tom as President UBS Americas and CEO of UBS Americas Holding LLC., and will become a member of UBS’s Group Executive Board on 3 October 2022. In this role, Naureen will be responsible for driving client relationships, promoting cross-business collaboration, navigating the evolving public policy landscape, and ensuring sound regulatory and reputational risk governance. In addition, she will lead the firm’s strategic growth and digital initiatives in the Americas region, including the transformation of the firm’s Wealth Management Americas Platform, expansion of digitally customized banking services, implementation of the Wealthfront acquisition upon closure, and the rollout of UBS Circle One in the region. Most recently, Naureen was First Vice President and Chief Operating Officer of the FRBNY, where she also served as an alternate voting member of the Federal Open Market Committee. Prior to joining the FRBNY, Naureen was the chief digital officer for Morgan Stanley Wealth Management where she was responsible for the business’ digital transformation. Before Morgan Stanley, she was the executive vice president leading Investor Services strategy, segments and platforms at Charles Schwab Corporation and a member of the firm’s Executive Committee. She also held various business transformation, strategy, and client experience leadership roles at Charles Schwab Corporation. She began her career at McKinsey & Company.

Iqbal Khan will become sole President Global Wealth Management, effective 3 October. Since joining UBS in 2019, Iqbal has served as Co-President GWM together with Tom. Iqbal’s global network, background as a financial and regulatory auditor, risk management expertise, and his relentless focus on client outcomes and commercial impact make him the ideal person to lead GWM and will ensure a seamless continuation of our global growth strategy.

UBS Group AG and UBS AG, News Release, 12 July 2022                                                                                                                      Page 1 of 2

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

Group Chief Executive Officer Ralph Hamers: “I am delighted to welcome Naureen Hassan to UBS as President UBS Americas and to congratulate Iqbal on his expanded role as sole President Global Wealth Management. I also want to personally thank Tom for his leadership and significant contributions to UBS over the past four decades. He’s been a champion of our strategy and transformation and a vocal advocate of our diversity initiatives. I wish him all the best in his future endeavors. Our Global Wealth Management business and our Americas region are strategically important, and both offer significant growth opportunities for us. I am confident that Naureen and Iqbal will build upon Tom’s success and continue to deliver for our clients and achieve our strategic ambitions.”

UBS Group AG and UBS AG

Investor contact

Switzerland: Media contact	+41-44-234 41 00
Switzerland:	+41-44-234 85 00
UK:	+44-207-567 47 14
Americas:	+1-212-882 58 58
APAC:	+852-297-1 82 00

www.ubs.com/media

Cautionary Statement Regarding Forward-Looking Statements

This media release contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. For a discussion of the risks and uncertainties that may affect UBS's future results please refer to the "Risk Factors" and other sections of UBS’s most recent Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K, and the cautionary statement on the last page of this presentation. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS Group AG and UBS AG, News Release, 12 July 2022                                                                                                                      Page 2 of 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-263376), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi_______________

Name:  Ella Campi

Title:    Executive Director

Date:  July 12, 2022